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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                 -------------------------------
                                                                    OMB APPROVAL
                                                 -------------------------------
                                                 OMB Number:           3235-0145
                                                 Expires:        August 31, 1999
                                                        Estimated average burden
                                                 hours per response  . . . 14.90
                                                 -------------------------------

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ______)*

                              Digital River, Inc.
                ------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
                ------------------------------------------------
                         (Title of Class of Securities)


                                  25388B 10 4
                ------------------------------------------------
                                 (CUSIP Number)


                               December 31, 1998
                ------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          / /  Rule 13d-1(b)

          / /  Rule 13d-1(c)

          /X/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 5 pages
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 CUSIP NO. 25388B 10 4                 13G              Page 2 of 5 Pages

--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) CHRISTOPHER J. SHARPLES
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)
       (b)
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED KINGDOM
--------------------------------------------------------------------------------
     NUMBER OF     5  SOLE VOTING POWER
      SHARES          100,000(1)
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      6  SHARED VOTING POWER
       EACH           1,070,178(2)
     REPORTING     -------------------------------------------------------------
      PERSON       7  SOLE DISPOSITIVE POWER
       WITH:          100,000(1)
                   -------------------------------------------------------------
                   8  SHARED DISPOSITIVE POWER
                      1,070,178(2)
--------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,170,178
--------------------------------------------------------------------------------
 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       6.0
--------------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON*
       IN
--------------------------------------------------------------------------------
-------------
(1) Includes 100,000 shares the reporting person has the right to acquire pursuant to a warrant exercisable within 60 days of December 31, 1998.

(2) Includes 535,000, 10,843 and 524,335 shares registered in the name of Latour Trustees (Jersey) Limited, Latour Trustees (Jersey) Limited and Mark Henry Murray as Trustees of the Murray 1987 Settlement and Willbro Nominees Limited, respectively. The reporting person is deemed to have beneficial ownership of such shares. Of the 535,000 shares of Common Stock registered in the name of Latour Trustees (Jersey) Limited, 35,000 of such shares are held by the reporting person's wife. Of the 524,335 shares of Common Stock registered in the name of Willbro Nominees Limited, 3,002 of such shares are held by the reporting person's children.


                               Page 2 of 5 pages
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                                  SCHEDULE 13G


ITEM 1.

(a)  Name of Issuer

     Digital River, Inc.

     (b)  Address of Issuer's Principal Executive Offices

          9625 W. 76th Street
          Suite 150
          Eden Prairie, MN  55344

ITEM 2.

     (a)  Name of Person Filing

          Christopher J. Sharples

     (b)  Address of Principal Business Office or, if none, Residence

          GNI Ltd.
          25 Dowgate Hill
          London EC4R 2GN
          United Kingdom

     (c)  Citizenship

          United Kingdom

     (d)  Title of Class of Securities

          Common Stock

     (e)  CUSIP Number

          25388B 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          Not Applicable

ITEM 4.   OWNERSHIP

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Item 1.

          (a)  Amount Beneficially Owned:

               The reporting person beneficially owns an aggregate of 1,170,178 shares. Includes 535,000, 10,843 and 524,335 shares registered in the name of Latour Trustees (Jersey) Limited, Latour Trustees (Jersey) Limited and Mark Henry Murray as Trustees of the Murray 1987 Settlement and Willbro Nominees Limited, respectively. The reporting person is deemed to have beneficial ownership of such shares. Of the 535,000 shares of Common Stock registered in the name of Latour Trustees (Jersey) Limited, 35,000 of such shares are held by the reporting person's wife. Of the 524,335 shares of Common Stock registered in the name of Willbro Nominees Limited, 3,002 of such shares are held by the reporting person's children. Also, the reporting person has the right to acquire 100,000 shares pursuant to a warrant exercisable within 60 days of December 31, 1998.


                               Page 3 of 5 pages
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          (b)  Percent of Class:

               6.0

          (c)  Number of shares as to which such person has:

              (i)    Sole power to vote or to direct the vote:

                     100,000(1)

              (ii)   Shared power to vote or to direct the vote:

                     1,070,178(2)

              (iii)  Sole power to dispose or to direct the disposition of:

                     100,000(1)

              (iv)   Shared power to dispose or to direct the disposition of:

                     1,070,178(2)

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF A GROUP

          Not Applicable

ITEM 10.  CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

------------
(1) Includes 100,000 shares the reporting person has the right to acquire pursuant to a warrant exercisable within 60 days of December 31, 1998.

(2) Includes 535,000, 10,843 and 524,335 shares registered in the name of Latour Trustees (Jersey) Limited, Latour Trustees (Jersey) Limited and Mark Henry Murray as Trustees of the Murray 1987 Settlement and Willbro Nominees Limited, respectively. The reporting person is deemed to have beneficial ownership of such shares. Of the 535,000 shares of Common Stock registered in the name of Latour Trustees (Jersey) Limited, 35,000 of such shares are held by the reporting person's wife. Of the 524,335 shares of Common Stock registered in the name of Willbro Nominees Limited, 3,002 of such shares are held by the reporting person's children.

                               Page 4 of 5 pages
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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            February 11, 1999
                             --------------------------------------------------
                                                  Date

                                      /s/ Christopher J. Sharples
                             --------------------------------------------------
                                                Signature

                                        Christopher J. Sharples
                             --------------------------------------------------
                                                Name/Title


                               Page 5 of 5 pages